Filed Pursuant To Rule 433

Registration No. 333-180974

September 6, 2012

WORLD GOLD COUNCIL

India: heart of gold

Strategic outlook

About the World Gold Council

The World Gold Council is the market development organisation for the gold industry. Working within the investment, jewellery and technology sectors, as well as engaging in government affairs, our purpose is to provide industry leadership, whilst stimulating and sustaining demand for gold.

We develop gold-backed solutions, services and markets, based on true market insight. As a result, we create structural shifts in demand for gold across key market sectors.

We provide insights into the international gold markets, helping people to better understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society.

Based in the UK, with operations in India, the Far East, Turkey, Europe and the USA, the World Gold Council is an association whose members include the world’s leading and most forward thinking gold mining companies.

The World Gold Council has been active in India, the world’s largest market for gold jewellery, since 1993 and has its headquarters in Mumbai. We work with multiple commercial partners in India to improve knowledge of and access to financial savings products and investments and to reinforce the intrinsic role gold plays in many festivals and celebrations.

For more information

Please contact Investment Research:

Eily Ong

eily.ong@gold.org

+44 20 7826 4727

Marcus Grubb

Managing Director, Investment

marcus.grubb@gold.org

+44 20 7826 4724

Ajay Mitra

Managing Director, India

ajay.mitra@gold.org

+91 22 6157 9100

Contents

Foreword	01
Executive summary	02
Overview of the gold market	06
Sacred gold	13
Gold demand (1980-2009): an econometric analysis	17
Strategic outlook: implications for gold demand	29
Contributors	36

India: heart of gold | Strategic outlook

Foreword

This report looks at the future of the gold market in India. It both contextualises the market for gold, and examines the strategic outlook for the Indian economy and gold demand over the next decade. It builds upon and should be read in conjunction with our earlier report, published in November 2010, India: heart of gold / Revival. This analysed the history, recent developments in and revival of Indian gold demand during 2010.

There are four principal contributions, three of which are newly commissioned externally from leading authorities in their respective field:

An overview of India’s gold market, including a focus on the unique attributes of the Indian gold jewellery market, from the World Gold Council.

A short discourse on the mythological and cultural significance of gold in India, from Dr. Devdutt Pattanaik.

Dr. R. Kannan presents an econometric analysis of Indian gold demand from 1980 to 2009 and the key drivers of gold demand derived from his analysis, as well as the role of macroeconomic policies in the Indian context.

A strategic outlook, comprising a macro-economic forecast for the Indian economy from 2010-2020, together with the implications for gold demand, provided by the Centre for Monitoring the Indian Economy (CMIE).

In the executive summary, we have brought together a number of the principal threads from all the papers.

The report entitled India: heart of gold | Revival is available on the World Gold Council website at www.gold.org

We hope that you find these very varied perspectives rich and insightful.

01

Executive summary

Gold demand in India is expected to grow by over 30 per cent in real terms during the next decade, driven by rapid GDP growth, urbanisation, the emergence of a strong middle class and a sustained and potentially rising savings rate of 30-40% of income.

To understand the story behind India’s deep affinity for gold, one must understand India itself. While Indian gold demand accounted for 32% of global consumer demand in 2010 at 963 tonnes, the psychology of Indian demand is unlike that of any other market.

Indians hold the largest stock of gold in the world, 18,000 tonnes of which is held by households. It is estimated that 7% of India’s $256 billion in total household savings is currently held in gold1. This stock is likely to grow over the next decade. Gold demand has historically been driven by the wedding event and this will continue.

50% of the population is under 25 and there will be approximately 15 million weddings per annum over the next decade. Gold will continue to form an integral part of all wedding ceremonies. This will drive approximately 500 tonnes (Rs1 tn at the prevailing gold price and exchange rate) of new gold demand per annum, together with a further 500 tonnes of existing gold being gifted by one family to the next. This transfer of ownership is not captured in recycling.

In India, categories of demand we observe in other markets are less distinct and demand for jewellery is tied to the investment qualities of gold. To make an absolute distinction between investment and jewellery demand is to misunderstand Indian attitudes, they are often one and the same. The motivation for a jewellery purchase is inextricably linked to value, wealth preservation and growth rather than pure adornment. Motivation, rather than the form the purchase takes, is key. In the last decade, 75% of gold demand in India has taken the form of jewellery. Our experience indicates that more than 50% of this buying is motivated by investment-related principles.

The rural agricultural sector, approximately 70% of the Indian population, has been the source of more than two thirds of gold demand. This is partly because in practical terms one’s wealth must be easily worn on one’s person, easily liquidated and relatively stable as a value store.

The rural agricultural sector has been growing at less than 1% per annum but is projected to grow in future at over 5% per annum. As a consequence, jewellery buying in rural communities is expected to grow faster in future.

A study by Dr. Pattanaik2 investigates the deep cultural affinity for gold in India. Cultural ideas about gold have influenced all communities of India for generations. Gold’s mythology is sewn into the fabric of Indian society. Gold’s narrative is a permanent thread in the symbols and rituals of the most widespread faith in India, Hinduism, which is practiced by around 80% of the population. For most Indians gold is sacred; an embodiment of divinity and a symbol of purity, prosperity and good fortune that can adorn the body and celebrate life. The deep cultural affinity and complex mythology and mysticism surrounding gold cannot always be explained by logic alone.

A detailed historical and econometric study by Dr. Kannan3 concludes that India’s gold demand is influenced not only by the price of gold, but by macroeconomic, monetary and policy variables which include income, the interest rate, the exchange rate, personal income tax, government spending and wealth. This has meant that despite a 400% rise in the Rupee gold price in the last ten years, gold demand from Indian consumers has shown no signs of dwindling. In fact, proprietary research from the World Gold Council shows that over the last five years, future gold purchase intent in India has remained demonstrably stable, in spite of rising gold prices during this period. History shows that during periods of major price increases, demand can stall. However, as wealth increases, Indians will continue to buy gold as the price gradually rises.

1 McKinsey, 2011.

2 Dr. Pattanaik is a renowned mythologist and regular columnist, speaker and television personality.

3 Formerly Principal Advisor for the Reserve Bank of India, and Head of the Department of Economic Analysis and Policy.

The Harminder Sahib (abode of God) Informally known as the Golden temple.

India: heart of gold | Strategic outlook

02_03

We believe that it is important to evaluate India’s gold demand not as an indication of a lack of economic development but as representative of a propensity by Indians to save. Even conservative official estimates show a steady 30% saving rate in India through most of the past decade.

Gold has also long formed an important part of India’s currency reserves. Although, even with a substantial stock of gold reserves, gold’s share in total reserves had declined over the past decade due to the vast growth in dollar-denominated assets. This led the Reserve Bank of India (RBI) to rebalance its reserves through the purchase of 200 tonnes of gold in late November 2009, taking the RBI’s stock of gold to 558 tonnes or 8.5% of total reserves and making it the eleventh largest official sector holder of gold in the world. The gold market has benefited significantly from India’s economic liberalisation which has served to accelerate the country’s growth. In the period from 1996-2001, Indian gold sales were broadly stable in value terms, averaging Rs284 bn per annum. Spending was especially strong in 1998 thanks to the release of pent up demand following the removal of import controls in the previous year. But then, in the period from 2002-2010, gold sales accelerated strongly – with the exception of 2009 when record rupee prices and a major deterioration in the domestic economy impacted demand. In 2010, the Indian economy rebounded from the global financial crisis. Driven largely by strong domestic demand, real GDP rose by over 8% year-on-year. Partly as a result, Indian jewellery demand witnessed a remarkable surge to 745.7 tonnes in 2010, 13% above the previous peak in 1998. Another factor in the revival of demand was the widespread expectation among Indian consumers of yet higher gold prices. Indian consumers appeared almost universally to expect that the local gold price was likely to continue rising and this belief fuelled demand, further highlighting the strength of the investment component of gold jewellery demand in India. In local currency terms, Indian jewellery demand more than doubled in 2010; to Rs1,342 bn. This compares with 2009 demand equal to Rs669 bn.

The study by the Centre for Monitoring Indian Economy (CMIE)4 concludes that India is poised for a period of rapid economic growth with rising income and savings levels over the next decade. CMIE forecasts India’s annual real GDP will grow at over 10% between 2010 and 2015, before slowing slightly to an average GDP growth rate of around 8.4% until 2020.

India’s liberalisation strategy, designed to connect the country more firmly with the global economy, is accelerating rural to urban migration and boosting urban growth. The urban population in India now comprises 30% of its total population. The United Nations estimates that by 2030, 41% of India’s population will be living in urban areas5; this trend is typically associated with improved literacy levels and a rise in per capita income. Social and economic change in India is accelerating and the next ten years will see the continued emergence of a large and prosperous middle class. Urbanisation is already increasing income levels. McKinsey report that in 2010 there were 40 million consuming households in India with an annual income of more than US$7,000. This figure is expected to more than double to 94 million by 20206. Similarly, household savings are also expected to triple during the same period. The consensus is, therefore, that a much bigger pool of money will be available, a change which can only be positive for gold demand.

However, opportunity rarely comes without challenge. The Indian population’s affinity to gold is deep rooted, particularly in rural areas, but young middle class Indians are becoming more international in their tastes and their values and aspirations differ from their parents. Households are increasingly demanding all the conveniences of the modern world – for instance there are over 500 million cell phone connections today in India. The desirability for gold will need to be sustained as consumers will be increasingly influenced by Western luxury goods and investment markets. Gold’s challenge is to remain relevant and compete with a continuously enlarging set of goods and its position in Indian society must transcend generations. Gold’s narrative must continue to evolve with India’s changing demographic. It is likely that stability and confidence will be key elements in this.

4 The Centre for Monitoring Indian Economy is a leading Indian economic think-tank.

5 State of the World Population 2007.

6 McKinsey, 2011.

India: heart of gold | Strategic outlook

The government’s strategy for ‘financial inclusion’ will undoubtedly include an expansion of the financial services infrastructure with the ultimate aim of wealth accumulation and expansion. Yet, even though other financial instruments are gaining prominence, gold will continue to have an edge over other financial instruments in respect of convenience, transaction costs and insurance against unforeseen events. In view of the RBI’s policy of encouraging Indian savers to hold less physical assets (gold and property) and to increasingly hold financial assets, the financial services industry will need to introduce sustainable gold based investment solutions to the market. This is also likely to require regulatory change. In recent months, there has been a surge in the launch of gold backed savings/investment instruments in the Indian market7 and with more in the pipeline. This is in recognition of an investor base and profile that is broadening beyond a niche product understood and adopted by the high net worth segment. There is increasing acceptance of such instruments amongst investors across the middle income groups, professionals and educated working women in urban centres.

Industrial expansion and high food prices have fuelled a 10-year rise in inflation in India which peaked at just over 16.5% in 20108. Looking further ahead, inflationary pressures as highlighted by CMIE are likely to stimulate demand for gold as an inflation hedge, while a strong rupee will make gold more affordable to Indian consumers in local currency terms. Gold will continue to be a foundation asset, which not only diversifies, but provides protection against unforeseen risks and preserves wealth. Current uncertainties related to the global economic recovery, inflationary pressures and currency tensions continue to provide support for its demand; however, the support for gold demand also comes from growth and prosperity, and India provides the perfect example for that. The country’s rapid economic growth, high savings rate and favourable demographics could further enhance India’s attractiveness as a target destination for global foreign investment.

Indian investors have ample liquidity and a high savings ratio which will require an allocation to wealth-preserving assets and gold is one of the most efficient, accessible and liquid. Despite being the largest global gold consumer, current Indian consumption intensity on a per capita basis is still relatively low, due to the country’s large population and low income levels when compared to Western countries such as Italy and the US. We expect gold to continue to be a savings vehicle for large numbers of low and middle-income households in rural and urban areas despite the need to save for housing.

In conclusion, the CMIE forecasts that the volume of gold purchasing will rise by 33% over the next decade to reach 1,200 tonnes, (Rs2.5tn at the prevailing gold price and exchange rate). Demand will be driven by rapid GDP growth, urbanisation and wealth creation, the emergence of a 64 million strong middle class, a sustained and potentially rising savings ratio of 30-40% and a deep cultural affinity for gold. Against this positive backdrop, provided that the challenges of evolving tastes and preferences and new investment products can be met, India’s future is a golden one.

7 Recent gold-backed instruments launched include gold fund of funds or gold mutual funds (100% invested in Gold Exchange Traded Funds (ETFs)), as well as hybrid funds (partly invested in Gold ETFs and balance in equities).

8 Indian Ministry of Statistics & Programme Implementation.

04_05

Overview of the gold market

India is a vast country and has a heterogeneous mixture of different sub-cultures, communities, customs, food and dress habits. But the love of gold is universal across the length and breadth of the country. Gold is the only item that is bought as an asset by members of every class in Indian society. It is equally sought by urban and rural consumers as Indians see gold as a symbol of purity, prosperity and good fortune.

Gold purchasing in India has a deep history as a way to save. We believe that there are over 18,000 tonnes of above-ground gold holdings in the country today1. Until the last few decades, gold was the only form of savings that was practical and the purchase of gold is entwined with Indian religious and cultural beliefs.

India continues to be the world’s largest gold market and has expanded considerably since its period of liberalisation, accounting for 32% of global jewellery and bar and coin demand in 2010 at 963 tonnes2. Gold jewellery represented around

75% of total Indian gold demand in 2010, the remainder being accounted for by investment and technology.

Demand for gold is well distributed across India. Kerala, Maharashtra, Gujarat and Uttar Pradesh are some of the major demand centres of India. The southern states of India (Kerala, Andhra Pradesh, Tamil Nadu and Karnataka) account for over 40% of the country’s gold demand. This is followed by the western (25-30%), northern (20-25%) and eastern (10-15%) regions of the country.

Chart 1: Gold demand by region (2010)

North America 8%

Europe and Russia 13%

Middle East and Turkey 12%

Greater China 20%

India 32%

Others 15%

Note: Gold demand consists of jewellery demand and bar and coin demand only.

Source: GFMS, World Gold Council

1 World Gold Council, India: heart of gold | Revival, 10 November 2010.

2 World Gold Council, Gold Demand Trends | Full Year 2010, 17 February 2011.

India: heart of gold | Strategic outlook

Demographic change and wealth distribution

India’s liberalisation strategy is accelerating rural to urban migration and boosting urban growth. Estimates point to the emergence of a rising middle class standing at 94 million households by 2020 (Chart 2). This represents 34% of total Indian households in 2020, compared to just 40 million or 17% of total households in 2010. While the fastest growth rates may be expected in higher earning segments – those with annual earnings US $17,000 or above, which are predicted to triple or quadruple over the course of the decade – the anticipated scale of the lower middle class bracket, comprising 68 million households by 2020 underscores the trend for wider distribution of wealth in India. Put simply, a much bigger pool of money will be available for discretionary and non-discretionary purchasing, savings and investment.

While interest in newer financial savings products and investment funds continues to grow in India, over 50% of household saving still centres on physical assets such as real estate, equipment, such as household durables, and gold. Of the US$256 billion (1150 billion rupees) in household savings in India in 2008 approximately $7 billion (315 billion rupees) was known to be held in gold (Chart 3).

Gold market dynamics and structure

Over 90% of the gold consumed in India is imported. Unsurprisingly therefore, one of the early challenges to the Indian gold industry during a sustained period of high import duty was an increase in gold smuggling activities. Only after the reduction of import duty in 2003-04, from Rs250/10 grams to Rs100/10 grams for pre-numbered gold bars of metric weight, did the smuggling subside to a great extent. Currently, the gold import duty in India is Rs300/10 grams (FY2010-11) in tune with the significantly higher gold price after it was increased last year from Rs200/10 grams (FY2009-10).

Gold has no special treatment by way of income tax on investment buying of the metal (bars or jewellery). It is subject to import duty (Rs300/10 grams) and VAT of 1% on gold bullion (4% on jewellery in Kerala). In some cases such as in Mumbai, gold is subject to octroi (a local tax) and stamp duty. The gold industry pays its income taxes just like any other in India. For individuals, the wealth tax limit is Rs30 lakh (lakh = 100,000) which includes gold holdings. A possible capital gains tax could be levied when an individual sells gold; however, it depends on the timing of the purchase since indexation determines the quantum of capital gains tax.

Chart 2: Relevant consuming households from 40 million in 2010 to 94 million by 2020

Household income bracket US$1 p.a., per HH >$ 34,000 $ 17,000 - $ 34,000 $ 7, 000 - $ 17,500 $ 3,000 - $ 7,000 <$ 3,000

Total households in all of India (urban and rural) 2010 (Actual), Million 100% = 228 40 million

2.5 5 32 77 111

2020 (E), Million 100% = 274 94 million

9 17 68 109 71

Middle class and rich

Source: India urbanization econometric model, McKinsey

1 Income class definition in INR; Globals (1,600K), Strivers (800-1,600K), Seekers (320-800K), Aspirers (144-320K), Deprived (<144K).

Chart 3: Split of household savings

USD billion (INR ‘000 crore1)

Total 256 (1150) 45 - Physical savings (excluding gold)4 7 - Gold 7 - Currency 7 - Provident and pension funds 7 - Shares and debentures 12 - Insurance funds 18 - Deposit2 0 -2 - Government claims3 FY 08

Source: Handbook of statistics on Indian economy, published by RBI, 2009-10; McKinsey proprietary data

1 Assuming conversion rate of INR 45 per USD.

2 All banking and non-banking deposits net of loan repayments.

3 Comprises investments in government securities and small savings.

4 Includes real estate, household durables, equipment and machinery, non-farm business equipment, transport equipment.

06_07

India: heart of gold | Strategic outlook

India has around 30 banks (public sector undertaking “PSU” banks, private and foreign banks) that are authorised to import gold and silver for sale in the domestic market. The Indian government also allows four nominated agencies (MMTC Limited, the State Trading Corporation (STC), PEC Limited and HHEC of India Limited) and Premier Trading House (PTH) to directly import gold and silver.

The supply chain in India generally works on wafer-thin margins. Importing banks charge 20 cents per ounce on large bars sold to dealers. In contrast however, an individual wishing to buy a small bar from a bank would be charged a sizeable premium of around 7-8%. Bullion dealers generally work on margins of Rs4,000/kg and they earn a profit on the gold price arbitrage as well.

The retail landscape is dominated by family-run jewellers and is fragmented across the country. There are approximately half a million retail stores and about 100,000 goldsmiths in India. Typically, the average gold jewellery margin is 10-20% in India, although in high end jewellery stores it can be as much as 40%. There are a few national players like Tanishq, Reliance Jewels, Gold Plus, PC Jewellers, Joy Alukkas and GRT Jewellers.

Role of gold jewellery

India has the longest continuous legacy of jewellery-making anywhere, since Ramayana and Mahabharata (300 BC – 300 AD). Early mention of Indian jewellery can be found in the Vedas (earliest scriptures of ancient India), where Gods and Goddesses are described wearing gold ornaments. The Mohenjodaro excavations (1922-27) including the Indus Valley civilisation unearthed a large number of ornaments worn by both men and women. The common materials used for jewellery were gold, copper, silver, ivory and other precious stones, shell etc. The Kronos earrings in the Metropolitan Museum of Art are among the finest pieces of ancient Indian jewellery discovered to date.

India has witnessed the rise and fall of various dynasties, each of which had its own influence on jewellery styles and craftsmanship. The Gandhara period jewellery had ample Greek and Hellenistic influences. Commonly, jewellery pieces of this period were large earrings and armlets that often incorporated designs featuring flora or fauna. During the Sunga dynasty (321-72 BC) the design of jewellery changed to become a little refined with the use of gold and precious stones such as rubies, corals, sapphires, crystals and agates. However, the Moguls brought about the greatest change in concept and design of jewellery during their empire which began in 1526, introducing a range of influences, from Iranian to Dutch designs.

Jewellery design is so versatile that it varies from state to state. Although some basic jewellery is common across India, different regions have their own unique styles ranging from delicate filigree work in Bengal and Orissa to enamelling or meenakari in Rajasthan, temple jewellery in Nagercoil, Kundan or the setting of precious stones in gold in Delhi.

The significance of jewellery in the life of Indian women can be gauged from the fact that they are gifted jewellery in different phases of life such as birth, at coming of age in marriages, or on becoming a mother. Traditionally, gold has been considered auspicious among Hindus and is regarded to be symbolic of Lakshmi, the goddess of wealth. An Indian woman is rarely seen without gold jewellery. India is one of the only countries where gold ornaments are made for practically every part of the body this is called “Solah Shringar” which is the 16 types of body adornment comprising maang tikka (an ornament that rests on the centre part of the hair with the tikka or pendant dangled onto the forehead), earrings, nose rings, necklaces, chains, brooches, armlets, bangles, bracelets, rings, haathphools (a bridal jewellery worn on the wrist), waist bands, anklets and toe rings. Indian women have a great sense of femininity, which is enhanced by the wearing of gold jewellery. As gold jewellery is handed down from mother to daughter and through generations, it is not just the metal that is passed down but feelings, love, warmth and family values, as well as the blessing of Lakshmi.

The custom of gifting gold in marriages is deeply ingrained in Indian society and weddings generate approximately 50% of annual gold demand. The Indian marriage season runs from October to January and April to May and there are between 8 and 10 million marriages every year. Gold and jewellery constitute between 30-50% of the total marriage expenses. The emphasis on gifting cash in close family is less, as cash is too transient whereas gold, being indestructible, is eternal.

Gold gifted to brides varies from 5 grams (gm) by the very poor, to over 4 kilograms for the affluent. Families start saving soon after the birth of a child, in the case of a girl, for dowry purposes. Gold gifted to the bride is called “Stridhan” and this is exclusively her asset in her new house. She has full rights to this gold, which also acts as an insurance against hard times and only she can decide on what to do with this gold.

The buying of wedding jewellery is a ritual involving both the bride’s and the groom’s families who often accompany the bride-to-be for the wedding jewellery purchase. A fixed amount of gold is given or gold for a fixed sum of money is gifted to the bride, depending on the customs of each community.

The Indian wedding Largest gold consuming occasion. (Image courtesy of Tanishq)

08_09

Manu, the ancient law-giver, decreed that golden ornaments should be worn for specific ceremonies and occasions. Its auspicious association with certain festivals is a result of the prosperity that it is said to bring to the household. Indian customs demand buying gold for special occasions like weddings, births, birthdays, various festivals or as an offering to Indian deities. The Hindu calendar has a number of auspicious days dedicated to buying gold. Diwali, the festival of light, which falls around October or November, is the largest gold buying festival in India and coincides with the harvest season. Regional festivals are also important for gold buying, such as Akshya Trithya, Pongal, Onam and Ugadi in the south, Durga Puja in the east, Gudi Padva in the west, Baisakhi and Karva Chauth in the north.

Around 70% of the Indian population live in villages. The poor have very few assets; whatever they have they must keep in their possession 24 hours a day. Gold jewellery worn on the person is the only option and if these families are hit by crisis, it will be mortgaged or sold. Most middle class Indian families own gold jewellery and are reluctant to part with it, even to provide funds in times of crisis; there is a stigma associated with sale of their gold jewellery.

Confidence is the anchor of the gold jewellery trade in India. A jeweller or goldsmith of reasonable standing in a local area has a fixed and loyal clientele. He is the family jeweller (like a family doctor) and his services are requisitioned whenever any jewellery is to be purchased or fabricated. The buyer has implicit faith in his jeweller. Additionally, the local jeweller caters to the local taste for traditional jewellery.

Since the early 1990s, there has been a shift in consumer tastes witnessed in urban cities, where women are increasingly adopting contemporary designs for daily use. Women have become more experimental with their jewellery, shifting their focus from content to design. Consumers are looking for a wider selection, at a single location and expect an international shopping experience. For the past 10 years or so, designers from design schools such as the National Institute of Fashion Technology have brought with them new thinking and designs and this, together with a growing number of manufacturers, has led to a proliferation of branded jewellery players.

Recent influences shaping jewellery trends have come from costume jewellery. Consumers are looking for jewellery accessories in a range from 18 to 22 carat, with embellishments using both semi-precious or precious materials. The trend amongst urban consumers is for a fusion of western designs intertwined with Indian motifs. The majority of Indian gold jewellery demand is still 22 carat (i.e. 91.6% purity) with 18 carat (i.e. 75% purity) being a recent phenomenon and constituting less than 10% of the total domestic gold demand.

The Indian jewellery market, especially amongst women, continues to be very creative in the expression of jewellery and design. For the Indian woman, jewellery was, and still is today, considered an investment or a form of security.

In 2010, Indian jewellery demand rose 69% year-on-year, resulting in a new annual record total of 746 tonnes (Chart 4). The level of Indian gold jewellery demand per capita has also been increasing since the deregulation of the gold market in the early nineties (Chart 5). Rising incomes and the strong affinity to gold in India have been major supporting factors. India’s per capita gold jewellery demand rose from 0.31gm in 1992 to 0.61gm in 2010, although this level is still below the peak recorded in 1998 of 0.65gm. However over the same period, the average annual gold price in Rupee terms and the Indian population have risen by 11% and 2% respectively.

Despite being the largest gold consuming country, Indian jewellery demand intensity is still relatively low compared to some Western countries such as Italy and the US. Based on the IMF’s 2020 India population estimates, if per capita gold jewellery demand in India returns to its earlier 1998 peak of 0.65gm, we estimate that the incremental jewellery demand would amount to around 150 tonnes or an increase of 20% on the 2010 tonnage level.

India: heart of gold | Strategic outlook

Chart 4: Indian gold jewellery demand in tonnes and the gold price (Rs/oz)

Tonnes 800 700 600 500 400 300 200 100 0

Rs/oz 60,000 50,000 40,000 30,000 20,000 10,000 0

1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Jewellery demand in tonnes (lhs) Gold price Rs/oz, (rhs)

Source: GFMS, IHS Global Insight, World Gold Council

Chart 5: Indian gold jewellery demand in tonnes and per capita (gm)

Tonnes 800 700 600 500 400 300 200 100 0

gm 0.80 0.70 0.60 0.50 0.40 0.30 0.20 0.10 0

1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Indian gold jewellery demand in tonnes (lhs) Indian gold jewellery demand per capita, gm (rhs)

Source: GFMS, IMF, World Gold Council

10_11

India: heart of gold | Strategic outlook

Sacred gold

Dr. Devdutt Pattanaik1

Indians love gold. This can be explained logically or culturally. Logically, gold is a tangible investment, unlike shares and bonds; a portable investment, unlike property; and a beautiful ornament, one that can be worn daily on the body as jewellery. But the same can be said of diamonds and other precious metals. The Indian obsession with gold cannot be explained by logic alone, much like the Chinese fondness for jade.

For Indians gold is auspicious. It is a sacred metal, an embodiment of divinity that is used to adorn the body and celebrate the householder’s life. No Indian, no matter how rich he or she is – unless he or she seeks to be purposefully defiant will ever step on gold or use it as a toilet seat.

To understand the concept of auspiciousness, one has to step out of the realm of logic and appreciate myth, because myth shapes culture. Myth is subjective truth, and mythology, the narrative that communicates this subjective truth.

Unfortunately, since the rise of scientific thinking 300 years ago, greater value has been increasingly placed on things that are objective, logical and universal, making it difficult for many people to appreciate the role of myth and culture in our lives.

This invisible cultural lever is often the key to understanding the Indian consumer behaviour that defies objective explanations and rational measures.

Myth arose as a human reaction to nature. In nature, every animal struggles to survive. Fear of death establishes the pecking order and the food chain. The predator fears hunger and scarcity. The prey fears the predator. No one is favoured; all are on their own.

Humans are special animals, animals with a larger brain, one with a large neo-cortex which allows for imagination. We imagine a world without fear, without predators or prey, without scarcity or hunger or death. As we go about creating this world, we domesticate fire, water, plants and animals ensuring there is enough food and adequate security. We even domesticate humans through rules, create a code of conduct, an elaborate system of rewards and punishments to rein in the mighty and empower the meek. Thus is established culture.

But despite all our efforts to create the perfect society, we are unable to conquer death. So we wonder about the meaning of life, and why we of all animals have the power to domesticate nature. When nature offers no answer, imagination amplifies our fears and we are filled with a sense of insignificance. To cope, we create stories that explain the world and help us make sense of our lives. From these stories come rituals and symbols that give us meaning and comfort us. We cling to them to battle invalidation. We deem them sacred. Any attempt to mock the cultural stories and symbols and rituals is therefore met with outrage; it threatens our sense of meaning.

1 The author, Dr. Devdutt Pattanaik, is a mythologist based in India renowned for decoding sacred stories, symbols and rituals and reflecting on its relevance in modern times. He has written around 20 books, including Myth=Mithya: A Handbook of Hindu Mythology (Penguin, India) and Seven Secrets of Hindu Calendar Art (Westland). He is a renowned columnist, speaker and television personality. To know more visit devdutt.com

Temple jewellery Depicting Gods and Goddesses, including Lakshmi, Goddess of wealth.

12_13

Greek narratives conditioned the Greeks into believing there is only one life. They were told that if they lived an extraordinary life they would be granted a place in Elysium, the heaven of heroes, located across the River Styx that separated the land of the living from the land of the dead. The moment of excellence, of victory, and achievement, was associated with gold.

Biblical narratives, that capture thoughts common to Jewish, Christian and Islamic faiths, also spoke of one life. But the point of life was not to be extraordinary heroes, but to align with the code of conduct prescribed by God through the prophet. All things associated with God came to be signified by symbols that evoked purity and refinement, gold amongst them; which is why gold is the most often-mentioned metal in the Old Testament and why gold is one of the three gifts presented by the Magi to Jesus at the time of his birth.

While the one-life narrative did reach India via Indo-Greek immigrants and Islam, India had a narrative that was indigenous and rather different, one that was based on rebirth. This formed the foundation of Hindu, Jain and Buddhist thought and continues to have a profound influence on Indian culture.

In the earliest Hindu scripture, the Rig Veda, the cosmos is described as emerging from Hiranya-garbha, the golden womb. The world that we sense is the world of form; it is ephemeral. The golden womb is permanent – forms emerge from it temporarily and return to it eventually. The Bhagavad Gita, the most revered book of Hindu philosophy, states that death is a delusion; what dies is the flesh not the soul. The soul wears flesh like clothes at time of birth and discards them at time of death. The new flesh retains no memory of the old flesh, but the soul remembers. The soul is divine, pure, indestructible, watching the flesh, waiting for the flesh to discover it. Until the discovery happens, rebirth will continue. This idea is best embodied in gold. Gold, the metal, symbolises the soul because it is pure and indestructible, never losing its sheen. It can be shaped into different designs. Designs are forms of flesh. Designs are created and destroyed just like flesh, but the gold remains, its value unaffected, awaiting realisation patiently. Thus through gold and gold jewellery a very fundamental Indian philosophy expresses itself.

In Sanskrit, the sacred language of the Hindus, gold is called su-varna, which literally means good-complexion. This is the colour of the sun, of the powerful tiger, of nutritious banana and antiseptic turmeric, and of crops ready for harvest. It was the natural metal of choice for representing divinity. In the Puranas that chronicle the tales of the Hindu pantheon, the goddess who embodies power, Durga, and the goddess who embodies human settlement, Gauri, are both described as gold complexioned. Gold is considered the metal form of Lakshmi, the goddess of wealth. Stepping on gold is therefore seen as insulting divinity.

Lakshmi is visualised bedecked with gold ornaments, bearing in her hand a pot overflowing with gold coins in the direction of her devotees. Entry of gold into the house is equated with entry of Lakshmi into the house. She brings with her health and happiness, peace and prosperity. Gold coins are worshipped therefore with flowers and incense during harvest festivals like Pongal and Ugadi, celebrated in spring and summer and Dussera and Diwali, celebrated in autumn. But it is important to bring her into the house on specific days, identified by astrologers, because on these days she comes along with Saraswati, goddess of wisdom, and not with her sister, Alakshmi, goddess of strife. Wealth that comes without wisdom is known to create problems in the household, a warning that is reaffirmed through ritual designed by culture.

Since all wealth, mineral wealth in particular, emerges from under the earth, Lakshmi is said to reside in the subterranean realms. She is considered the daughter of the Asuras, who are deemed demons because they do not wish to part with her. The city of Asuras is called Hiranya-pura, the city of gold. Devas, who reside above the earth in the form of the sun and the moon and fire, pull her out, and so are deemed gods. Indra, king of Devas, claims Lakshmi as his wife, but she prefers Vishnu, who cares for the welfare of all beings and preserves cosmic and cultural order. Vishnu is Bhagavan God, greater than all the Devas or gods.

India: heart of gold | Strategic outlook

Hinduism has two aspects – the world-affirming aspect and the world-renouncing aspect. The world-affirming aspect is associated with Vishnu, the householder, and the world-renouncing aspect is associated with Shiva, the hermit. Both are forms of God. Vishnu adorns himself with gold while Shiva shuns gold. Eventually, however, even Shiva wears gold and agrees to marry the Goddess and become the householder, so that Kali, the wild goddess of nature, transforms into Gauri, the demure gold-complexioned goddess of culture. Thus gold jewellery is associated with worldly life, with home and family, with the code of civilisation. Absence of it is associated with wild nature and untamed aggression.

In the epic Ramayana, through which Hindu values reach the masses, Vishnu descends on earth as a prince called Ram. Royal intrigues compel him to leave the palace and live in the forest as a hermit. To do so, he discards his royal robes and gold ornaments. His wife, Sita, decides to accompany him. But when she starts removing her gold ornaments, the women of the palace protest, stating that the bride of the royal household cannot remove her jewellery; it indicates collapse of culture and will herald anarchy and bring ruin. Later, in the forest, Sita is kidnapped by the demon-king, Ravana. As she is being taken to his island-kingdom, she discards her jewellery to leave a trail on the ground that her husband can follow to rescue her. The removal of jewellery as she moves to the land of the demons is symbolic of the collapse of culture. The kingdom of the demon-king Ravana is described as one made of gold. It is land where gold is a prop for the ego and is not venerated; it is treated as a commodity, to be walked upon. That is why Ravana is eventually killed and Ram returns home with Sita to sit on his gold throne, wear his gold crown and usher in the Golden era of peace and prosperity.

Even Buddhism and Jainism, which are primarily monastic orders, did not abandon Lakshmi or gold. Both retained their auspiciousness in their mythologies. The goddess of wealth and gold jewellery appears in the dreams of queens who are destined to be the mothers of holy men. Yakhas, pot-bellied guardians of gold treasures and Nagas, serpent guardians of hidden gold, are feared and revered in their stories too. Images of holy Jain teachers and Buddhist masters, like images of Hindu gods and goddesses, are either made of gold or adorned with gold or worshipped using vessels of gold.

Cultural ideas about gold have influenced all communities of India. And so whether Indians follow monastic ideals (such as Buddhism or Jainism), uphold one-life faiths (such as Islam and Christianity), worship Vishnu or Shiva (as in Hinduism), or venerate words of gurus (as in Sikhism), gold remains an auspicious metal for all, one that must adorn the bride when she enters her husband’s house so it brings in its wake auspiciousness, which is a combination of prosperity, peace, joy, health, luck, wisdom and significantly, the code of civilisation.

14_15

India: heart of gold | Strategic outlook

Gold demand (1980-2009): an econometric analysis

Dr. R. Kannan1

Gold is an important element in the way of life for many Indians, from the poorest to the richest households. At higher income levels one may notice some substitution between gold and other high-priced metals like platinum. However, for a highly significant majority of the population, gold is a ‘way of life’. The value of gold to society stems from jewellery as an adornment as well as a major vehicle of wealth accumulation (asset demand) by a large number of low- and middle-income households in rural and urban areas. Even though gold no longer commands the role of a monetary standard, it continues to remain attractive to consumers, manufacturers and investors across the globe.

India is the largest consumer of gold, accounting for over a fifth of annual global gold demand. The gold industry in India employs about half a million people with a turnover of more than US$35bn. Demand is the dominant fundamental in the Indian market. India is import based with just 10% of domestic demand being met by domestic supply. Thus, for India’s gold market, gold demand is the mainstay. This demand remains unabated, despite the increase in gold prices.

From a policy perspective, gold demand has linkages to various macroeconomic aggregates. It assumes critical importance for “inclusive growth”, which is currently a major national planning objective. “Financial inclusion” entails adequate access for ordinary Indians to the organised financial system with the aim of achieving “inclusive growth”. Since Indian independence, concerted efforts have been made toward financial development in public sector banks. While rural areas account for about 70% of total bank branches, their share in aggregate deposits is only 30%. Although buoyant gold demand demonstrates the savings potential of the Indian people, at the same time gold is a strong alternative to financial instruments including bank deposits and “risk-free” government bonds. We believe that it is appropriate to recognise India’s gold demand not as indicative of a lack of economic development but as representative of a propensity by Indians to save in response to macroeconomic policy and the evolving social and economic environment.

1 The author, Dr. Kannan is currently serving as Vice Chair of the Solvency Subcommittee of the International Association of Insurance Supervisors (IAIS). He is a member of the Contract Subcommittee and Pension Subcommittee of IAIS, as well as a member of the Financial Risks Committee of the International Actuarial Association. He served as the Chairman of the working group to draw a roadmap for moving towards IFRS for the insurance sector in India, and also joined as a Member (Actuary) with the Insurance Regulatory and Development Authority on 18 December 2006. Earlier, he was Principal Advisor for the Reserve Bank of India and was also the Head of the Department of Economic Analysis and Policy. Views expressed in this article are of the authors and not those of the institutions to which they belong. Assistance rendered by Shri. DLINK Chakrabarthy and Shri. Somesh is sincerely acknowledged. This article is a revised and updated version of an earlier article by Dr. Kannan and Sarat Dhal on a closely related topic, India’s demand for gold: some issues for economic development and macroeconomic policy, which appeared in the Indian Journal of Economics and Business, 2008.

Bombay Stock Exchange

16_17

Determinants of gold demand

Consumers’ and investors’ motives for holding gold vary, deriving value from the unique physical attributes of gold such as scarcity, safety, and liquidity. The scarcity of gold is the result of limits to the underground level of stocks and limited mining capacity. Gold is fungible and indestructible. It has universal acceptance and provides a liquid form of saving compared with various other physical and financial assets. Gold economists also identify a host of macroeconomic and financial variables which impinge on gold demand2. However, economists offer alternative perspectives as to how these factors may affect gold demand as discussed forthwith.

First, there exists a bi-polar view of the income and gold demand relationship. Classical economists view gold jewellery as a luxury good, with demand driven by higher levels of real income and individual economic prosperity. The Keynesian school takes the opposite view, that gold demand is a measure of socio-economic backwardness, i.e., there exists an inverse relationship between gold demand and economic progress. Empirical studies also provide a mixed perspective. Ghosh et al., (2002) and Lawrence (2003) refute any significant effect of real income on gold demand in advanced economies such as the US, contrary to the findings of Sherman (1983) and Baker, et al. (1985) for industrial economies. Patel (1950), Sharma et al., (1992), Rao and Nagabhushanam (1960) and Vaidyanathan (1999) recognise real income as a significant driver of gold demand in India.

Second, according to standard demand theory, the quantity of demand for goods and services, ceteris paribus, should be negatively influenced by prices. Economic theory also recognises an exception to this rule known as the “Veblen’s effect”, relating to luxury goods. For goods governed by this rule, higher prices enhance the value of consumption and thus, induce greater demand. In reality, gold prices may affect gold demand differently, depending upon whether jewellery fabrication serves the luxury good or savings motive. For low - and middle-income countries, a higher real gold price may imply greater storage and insurance costs for retail consumers and savers. It is advocated that the relative price or the intrinsic value of gold (the price of gold in relation to prices of other consumer goods) should affect demand, since consumers have to optimise between demand of gold and a host of other goods. Empirical studies in general find evidence of negative price elasticity for gold demand. Some however, have shown that the lagged gold price, attributable to the expectation of higher prices, had a significant positive influence on gold demand, as well as the current gold price in India.

Third, exchange rates have an impact on the gold price in domestic currency terms, since commodity prices are mostly quoted in terms of the US dollar, the major invoicing currency for world trade. In this context, it is postulated that gold serves as a hedge against changes in a currency’s value both internally against inflation and externally against other currencies. The exchange rate in an open economy can also be construed as a discrete asset class for wealth holders, especially institutional investors, and can affect investment demand for gold.

Fourth, as an alternative instrument of saving, the return on gold may be compared with the return on “risk-free” instruments such as bank deposits or government bonds. The greater the opportunity cost, the lower the propensity to invest or save in other assets, including gold. In a climate of low interest rates, gold provides an attractive investment for people who believe that inflation will pick up. Accordingly, real interest rates are expected to influence gold demand. In the Indian context, rural and urban households have different perceptions towards savings in bank deposits, treasury instruments and gold. Rural Indians are yet to be fully reliant on the commercial banking sector, reflecting both the nature of access to banking services and the socio-economic-cultural factors influencing their preference of physical over financial. Gold serves as a store of wealth, providing a strong alternative to interest-bearing deposits and fulfilling the precautionary savings motive. Saving in bank deposits and government bonds is largely confined to the urban middle class, including salary earners, whose wealth is more sensitive to interest income. Moreover, until a year ago, salary earners were allowed income tax rebates on contractual savings (national savings certificate, provident funds etc). Interest on contractual savings has been reduced by about 300 basis points while tax rebates have been withdrawn.

2 Abken, P. A. (1980), The Economics of Gold Price Movements, Commodity Journal, Vol. 14, Issue 4; Aggarwal, R. and Soenen, L. A. (1988), The Nature And Efficiency of Gold Market, Journal of Portfolio Management, Spring, Vol. 14, No. 3; Baker, Stephen A., Van Tassel, Roger C. (1985), Edwardsville: Forecasting the Price of Gold: A Fundamentalist Approach, Atlantic Economic Journal, December 1985. Vol. 13, Issue. 4; Capie, F., Mills, T. C. and Wood, G. (2004), Gold As A Hedge Against The US Dollar, World Gold Council, Research Study No. 30, September; Ghosh, D., Levin, E. J. and Macmillan, P. (2002), Gold as an Inflation Hedge? Studies in Economics and Finance, Vol. 22, No. 1; Lawrence, Colin (2003), Why is Gold Different from other Assets? An Empirical Investigation, World Gold Council, Publications, March 2003; Klapwijk, Philip (2003), Medium to Long-Term Outlook for Gold and Silver, The LBMA Precious Metals Conference 2003, Lisbon; Mani, Ganesh and Srivyal Vuyyuri (2003), Gold Pricing in India: An Econometric Analysis, Economic Research, Vol. 16, No. 1; Patel, I. G. (1950), India’s Elasticity of Demand for Gold, August, International Monetary Fund, Research paper 27. Reprinted in Economic and Political Weekly, February 2006; Ranson, D. and H. C. Wainwright (2005), Why Gold, Not Oil? Is the Superior Predictor of Inflation, World Gold Council Research, November; Rao, B. S. and Nagabhushanam, K. (1960), India’s Demand for Import of Non-monetary Gold, non-monetary Silver and Merchandise, 1901-1913, Unpublished paper; Sharma, A., Vasudevan, A., Sabapathy, K. and Roy, M. (1992), Gold Mobilisation Instrument as an External Adjustment, Reserve Bank of India Discussion Paper, DRG Studies, RBI; Sherman, E. J. (1983), A Gold Pricing Model, Journal of Portfolio Management, New York: Spring 1983. Vol. 9, Issue 3; and Vaidyanathan, A. (1999), Consumption of Gold in India, Economic and Political Weekly, February, World Gold Council: The Value of Gold to Society.

India: heart of gold | Strategic outlook

Fifth, equity securities provide another alternative for savers and investors. Generally, stock prices capture the wealth effect of consumption and saving/investment. Capital gains arising from an increase in equity prices in the medium to longer term horizon may entice consumers to increase their demand for gold. This implies that gains from financial assets have to be translated into less risky real assets such as gold3. Empirical evidence on the effect of equity prices on the gold market remains inconclusive. In the US, Lawrence (2003) shows that the return on gold largely was uncorrelated with returns on equity and bond indices, attributable to the portfolio diversification role of gold. Similarly, Smith (2001) finds small and negative short-run correlations between returns on gold and US equity indexes. In India, Mani and Vuyyuri (2003) revealed an insignificant effect of the stock price on the domestic gold price.

Sixth, as a precious metal with scarcity value, constrained supply conditions (low supply) may induce a greater accumulation of gold. The prevailing supply condition may be captured through changes in gold mining production.

Seventh, the relationship between savings and uncertainty is also extended to gold. Economic and social uncertainty may be attributable to a situation when people find difficulty in being engaged in productive work on a sustained basis. Economic and social uncertainty may also be related to government spending on social security provisions and productive infrastructure. In the Indian context, appropriate data on employment or unemployment is not available. Thus, the empirical analysis of the study relies on proxy variables such as government programmes or capital expenditure to exemplify the impact of economic and social security on gold demand.

Additionally, various other indicators have been used in empirical studies on gold. These include demand for substitutes like silver and other metals, aggregate financial savings and agricultural income. It is to be noted that some of these variables could be related to the principal determinants of gold demand discussed in the above. Illustratively, financial savings would be highly correlated with income, wealth and interest rates. As regards substitutes, the gold price may show a high correlation with the price of substitutes such as silver and thus, pose problems for the empirical estimation of the gold demand function.

3 Smith Graham (2001), The Price of Gold and Stock Market Indices for the United States, Unpublished Paper, November, 2001.

18_19

India’s demand for gold: the role of macroeconomic policy and economic development

In the Indian context, monetary, fiscal and financial sector policies have played a major role in influencing the paths of economic growth, inflation, interest rates, exchange rates and asset prices, which serve as key drivers of gold demand. Until 1991, India’s macroeconomic policy environment was characterised, broadly, by fiscal dominance and financial repression, attributable to the objective of minimising interest cost to the treasury, rigidity in the bank rate (the policy rate at which central bank lends to government), statutory pre-emption of banks’ funds using a high level of reserve and liquidity requirements and the regulation of interest rates on bank deposits and credit. The external sector remained closed with restrictions on capital inflows and the exchange rate pegged to a basket of currencies to promote exports and curtail imports. The financial system, dominated by public sector banks, lacked innovation. Deposits and government securities remained the principal instruments of financial savings. Financial markets relating to equities and insurance existed, but they lacked growth momentum.

As part of financial sector reform and the liberalisation of the external sector in the 1990s, the operating framework of monetary policy witnessed a shift in focus from direct control over credit and interest rates to a moderation of reserve requirements and freedom of banks to set interest rates. The balance of payments current account was made convertible and the exchange rate allowed to be market determined. The capital account was gradually liberalised to encourage private capital flows from abroad. Initially, faced with the balance of payments crisis and a hardening of inflation conditions, the Reserve Bank of India (RBI) raised the policy rate by 200 basis points to 12% in 1991 from 10% in the 1980s, along with an increase in reserve and liquidity requirements to contain money growth. The currency was devalued in two stages before allowing it to be market determined. Later, the policy rate declined by 600 basis points during the second half of the 1990s, since inflation receded to the targeted 5% level (from 10.5% during the early 1990s and 7% during the 1980s). In tandem with the policy rate, interest rates on bank deposits also increased by 200 basis points, rising from an average of 10% in the 1980s to 12% during first half of the 1990s, in order to step up financial savings to facilitate accelerating economic growth. Similarly, the yield on government bonds climbed 300 basis points from an average of 9% in the 1980s to 12% in the first half of the 1990s. Thereafter, due to moderating inflation and an increasing focus on strengthening banks’ balance sheets, deposit interest rates came down sharply to about 5%. Similarly, the yield on government bonds declined to 6.6% during 2002-05 from a high of 13% during the first half of the 1990s. In real terms, deposit interest rates, which averaged 4% during the first half of the 1990s, declined to 0.8% during 2002-05. Real yields on government bonds turned marginally negative at -0.2% during 2002-05 as compared with a positive 4% during the first half of the 1990s. A critical feature of the banking sectors’ interest rate policy during the 1990s is that with a view to improving profitability, deposit interest rates were cut sharply without a matching reduction in the lending rate of interest, made possible due to the surge in retail lending (Mohan 2005, 2006).

Fiscal policy reforms have taken place through a reduction in direct as well as indirect taxes. The reduction of indirect taxes has been more rapid than that of direct income taxes. Illustratively, the peak rate of customs duty has come down sharply from as high as 130% in 1992 to 12.5% by 2006-07. However, effective personal income tax during the 1990s witnessed a reduction of only 0.70-1.80 percentage points compared with the 1980s for annual income in the range Rs150 thousand to Rs500 thousand, the predominant income group of the middle class and comprising the majority share of household savings.

In the financial sector, capital markets witnessed a surge during the 1990s, spurred by portfolio capital inflows from abroad. This is evident from the growth of stock market capitalisation, which has surpassed the size of banking sector assets. However, since 2005, the sharp accretion of wealth accompanied by a buoyant secondary segment of the equity market contributed to a significant growth of primary equity issuance. There has been a perceptible shift in household preference toward saving in equities, although the demand for gold is still unabated.

India: heart of gold | Strategic outlook

Methodology and data

On the empirical plane, studies on gold demand can be grouped into two schools of thought. In the first one, which dominates the literature and focuses on industrial economies, the movement of the gold price is explained in terms of a set of macroeconomic and financial variables. In the second one, analysts use physical gold demand as the dependent variable, explained by a set of macroeconomic variables and the domestic real price of gold (deflated by producer or consumer price indices). Studies in this school of thought are rather scarce for the Indian experience. On a theoretical level, studies in the first school of thought are based on the equilibrium framework; demand and supply forces lead to a reduced form model of the gold price, determined by major macroeconomic and financial factors. The equilibrium framework, however, works under the assumptions of perfect competition and the efficient market hypothesis (EMH).

Countries like India, sourcing the majority or all of its gold supply from gold imports, are, on less than a macro-level, price-takers. The price is determined through the London fixes and implies an exogenous impact of the gold price on physical gold demand. The domestic gold price is determined by a global gold price, the exchange rate (versus the US dollar), transaction costs, import duties and some arbitrage component. Thus, it is appropriate to analyse gold demand in physical form, depending on the domestic gold price, and various other macroeconomic and financial variables. Given the above insights, the physical demand function for gold (G) in general could be postulated using income (y), real gold price (p), and a set of policy variables such as interest rate (r), equity price (s), exchange rate (e), taxes (T), and government expenditure (w). In other words,

Equation 1

$$G_t = \text{function of } (p_t, y_t, r_t, s_t, e_t, \tau_t, w_t) + \varepsilon_t$$

where **ε** refers to the error term, and t, time period subscript. All variables are measured in the natural logarithmic scale in order to facilitate the analysis in terms of the elasticity response of gold demand to its principal determinants. Additionally, the contemporaneous or a period lag of world gold supply or mining production may be included in the demand function to gauge the impact of favourable supply conditions (Gs).

The estimation of equation (1) is not straightforward without examining the stochastic characteristics of the variables. If **ε** is stationary while the variables are non-stationary, Engle and Granger (1987) suggest that the error correction model is the correct approach to account for both short run and long-run components. For a multivariate model such as this one, however, some explanatory variables may turn out to be non-stationary and others stationary processes. In this regard, one can use unit-root tests such as Augmented-Dickey Fuller and Phillips-Perron to find which variables are stationary and which not. In such a case, the long-run trajectory could be defined over integrated (non-stationary) variables and the stationary variables enter the short-run model consistent with economic theory.

In general, assuming there are m non-stationary and n stationary explanatory variables, the error correction model (ECM) subject to an identified long-run trajectory of the dependent variable gold demand (G) can be represented as follows:

Equation 2

$$G_t = \alpha + \sum_{j=1}^{m} \beta_j X_{j,t} + \varepsilon_t, \text{ and}$$

Equation 3

$$\Delta G_t = \gamma_0 + \sum_{j=1}^{m} \gamma_j \Delta X_{j,t} + \sum_{k=1}^{n} \delta_k X_{j,t} + \theta \varepsilon_{t-1} + v_t$$

Equation (2) identifies the long-run model and equation (3) is the error correction representation for gold demand, with variables X_j (j=1,…,m), and X_k(k=1,…,n), referring to non-stationary and stationary variables, respectively, **ε** the error correction term from co-integrating equation (2), v the white noise disturbance term on the short-run equation (3) and the symbol **Δ** denoting the first difference operator. In addition, the parameter **θ** measures the speed of adjustment to long-run path.

Therefore, after testing for nonstationarity and co-integration, we find that physical demand for gold can be described by the following set of equations:

Equation 4

$$G_t = \alpha + \beta_1 p_t + \beta_2 y_t + \beta_3 s_t + \varepsilon_t, \text{ and}$$

Equation 5

$$\Delta G_t = \gamma_0 + \gamma_1 \Delta p_t + \gamma_2 \Delta y_t + \gamma_3 \Delta s_t$$
$$+ \delta_1 r_t + \delta_2 Gs_t + \delta_3 \tau_t + \text{extra variables} + \theta \varepsilon_{t-1} + v_t$$

4 Aggarwal and Soenen, 1988, Ghosh et al., 2002, Lawrence, 2003, Ranson and Wainwright, 2005, Capie et al., 2004, Mani and Vuyyuri, 2003.

5 Patel, 1950, Sharma et al., 1992 and Vaidyanathan, 1999.

6 Ghosh et al., 2002, Lawrence, 2003.

7 The Fixings are an open process at which market participants can transact business on the basis of a single quoted price. London Bullion Market Association.

20_21

Stylised facts

Aggregate gold demand grew at a trend rate of 12%, more than twice the global gold demand growth of 4%, between 1980 and 2009 (Chart 6). Gold demand witnessed a sharp acceleration during the 1990s amidst the liberalisation of the gold import policy, strong economic growth and favourable movements in gold prices. During 1998, gold demand reached a record high but although gold demand slowed thereafter, it maintained an elevated level until 2001. In 2003, gold demand declined by 20%, mainly due to the economic slowdown triggered by monsoon failure and the resultant decline in agricultural income. Subsequently, the sharp acceleration in the gold price did not deter the growth of Indian gold demand, as it posted annual increases of 20.1% in 2004 and 14% in 2005, supported by the buoyant economy, rising incomes and wealth, and a deepening of financial markets. However, this growth rate decelerated during 2006-09. The domestic price of gold recorded a trend increase of 8% during 1981-2010.

Component-wise, high caratage jewellery demand accounts for the major share of India’s total gold demand, followed by investment demand and others, including dental and industrial demand, and coins and medals. Though gold jewellery demand continues to remain dominant, its share of total gold demand has declined from 97% during the 1980s to 84.5% during the 1990s and 67% during 2005-09 (Chart 7). The share of investment demand has increased from 2.5% during the 1980s to 11% during the 1990s and further to 16% in 2009. India emerged as the leading country with a share of about 50% of world investment demand for gold in 2009. The sharp pick-up in investment demand occurred as a result of gold banking and the introduction of gold futures trading in 2003-04. On the Multi Commodity Exchange, gold futures trading captured about 40% of average daily turnover.

Gold has crucial implications for India’s balance of payments. Gold imports in US dollar terms accounted for about 37% of the merchandise trade deficit during 1999-2000 to 2009-10 (Chart 8).

Chart 6: India gold demand in tonnes

Tonnes
900
800
700
600
500
400
300
200
100
0
1980	1982	1984	1986	1988	1990	1992	1994	1996	1998	2000	2002	2004	2006	2008

Note: Gold demand refers to jewellery fabrication, investment and other demand.

Source: GFMS

India: heart of gold | Strategic outlook

Chart 7: India gold demand (components %)

% 100 90 80 70 60 50 40 30 20 10 0

1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2006 2008

Jewellery Investment Others

Note: Gold demand refers to jewellery fabrication, investment and other demand.

Source: GFMS

Chart 8: Gold import/trade deficit ratio

Ratio 80 70 60 50 40 30 20 10 0

1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Source: The Handbook of Statistics for the Indian Economy, the Reserve Bank of India

22_23

This touched a peak of 69% in 2000-01 but declined later, and touched a low of 19% in 2008-09. Assuming there were no gold imports, the current account balance (CAB) would have shown a different picture. Illustratively, for the years 2000-01 and 2009-10, CAB would have shown a surplus as opposed to a deficit (Chart 9). On the other hand, in the absence of gold imports, the surplus on CAB would have been accentuated during 2001-02 to 2004-05. However, in the later period (2007-10), the oil price had a dominant effect on the CAB.

Finally, with regard to the importance of gold demand relative to bank deposits (rural and semi-urban areas), aggregate bank deposits of rural and semi-urban areas expanded by an annual average of Rs750bn during 1999-2000 to 2009-10 (Chart 10). Over a longer time horizon, India’s gold demand, on a cumulative basis, stood at Rs7.5tn during 1980-2009 compared with total bank deposits at of Rs32tn and rural and semi-urban bank deposits amounting to Rs7tn during 2009-10. This suggests that financial assets such as bank deposits are still inadequate to mobilise potential savings in rural and semi-urban areas, leading to increasing savings in gold.

Empirical findings8

The following are the key empirical conclusions of the impact of key variables on Indian gold demand:

Price has a statistically significant impact on India’s gold demand, in the short-run as well as in the long-run. In particular, the price of gold shows an inverse and elastic relationship to gold demand. At the same time, gold demand is significantly and positively responsive to income, wealth, the “risk-free” real interest rate, global supply conditions, personal income taxes and government capital expenditure.

A key feature of long-run gold demand is that in terms of coefficient size, price elasticity is substantially higher than the income elasticity and the wealth effect individually.

However, given that both wealth and income have a positive effect on gold demand, this implies that in the long-run growth of gold demand, income and wealth can counteract some of the negative effects of rising gold prices. Thus, despite high price elasticity, the sources of long run growth in India’s gold demand could be attributable to the income and the wealth effect.

Real income has a positive effect on gold demand with different short-run and long-run effects. However, income appears to have a slightly higher impact on short-term changes in demand than it does in the overall long-term level of demand. Also, there is evidence that gold jewellery demand is more elastic than fabrication with respect to price, income and wealth effect.

Financial wealth, as given by real equity prices, has a higher positive impact on gold demand in the long run than the short run. While equity price elasticity of gold demand is lower than price and income elasticity, because of its frequency and fluctuations, it can also have an important impact on gold demand.

Real yields on government bonds show an inverse relationship to gold demand. Thus, gold serves as an alternative instrument for savings. When analysing gold jewellery demand and using agricultural income, the impact of interest rates turns lower, implying that gold jewellery demand in rural areas may not be as sensitive to interest rates as in urban areas.

8 The empirical findings are based on the estimation of equations (4) and (5) using annual data on India’s gold demand, provided by GFMS. The Handbook of Statistics for the Indian Economy, published by the RBI provided data on macroeconomic aggregates and financial variables.

India: heart of gold | Strategic outlook

Chart 9: Gold and India’s current account balance (US$bn)

US$ bn 30 20 10 0 -10 -20 -30 -40

2000-2001 2001-2002 2002-2003 2003-2004 2004-2005 2005-2006 2006-2007 2007-2008 2008-2009 2009-2010 2010-2011

CAB with gold CAB without gold

Source: The Handbook of Statistics for the Indian Economy, the Reserve Bank of India

Chart 10: India’s savings in incremental deposits and gold (Rs mn)

Rs mn 1,800 1,600 1,400 1,200 1,000 800 600 400 200 0

1992-1993 1993-1994 1994-1995 1995-1996 1996-1997 1997-1998 1998-1999 1999-2000 2000-2001 2001-2002 2002-2003 2003-2004 2004-2005 2005-2006 2006-2007 2008-2009 2009-2010

Incremental deposits Gold

Source: The Handbook of Statistics for the Indian Economy, the Reserve Bank of India

24_25

Perhaps a surprising result was that substituting the real deposit rate of interest for “real interest rates” did not show a statistically significant effect on gold demand. This could be attributable to the low attractions in rural areas to bank deposits and the lack of flexibility in deposit rate of interest. Financial innovation, in the form of development of various segments of the financial sector, such as mutual funds, equity market etc., which have implications for urban gold demand, could be another factor.

The exchange rate has an inverse relationship to the gold price in domestic currency terms. However, nominal exchange rate variation in the presence of other variables such as taxes and government expenditure is not statistically significant.

Favourable supply conditions have a positive effect on India’s gold demand, attesting to the scarcity value of gold.

There is a positive and statistically significant impact of the marginal personal income tax rates on gold jewellery demand. This could be explained by the difference between the average tax rate pertaining to an income of Rs500,000 and the tax rate on an income level of Rs200,000. The tax variable did not adversely affect the sign, coefficient size or statistical significance of key variables such as income, gold price and equity prices.

Higher government capital expenditure relative to aggregate expenditure increases gold demand. This is mainly due to the complementary nature of public capital expenditure and private capital expenditure. In total, aggregate investment expenditure increases and this leads to an increase in public disposable income helping to push up the demand for gold.

Finally, with regard to additional variables, it was found that domestic real prices of silver did not show a significant impact on gold demand. A similar finding was with respect to the margin variable characterising the difference between domestic and international gold prices. A critical finding was that although the silver price and margin variables were statistically insignificant, their presence could result in the statistical insignificance of real income impact on gold demand. This finding in particular suggests some of the statistical problems of using correlated variables, such as the price of substitutes, leading to alternative perspectives of the income effect on gold demand.

Policy perspective

It is possible to derive some useful policy perspectives based on our empirical findings. Broadly, policy perspectives could relate to economic development goals in the context of “inclusive growth” and “financial inclusion” on the one hand and further development of the gold market on the other. Firstly, the relationship of gold demand to real income, inflation, and asset prices has implications for policy goals pertaining to economic growth, price stability and financial stability. Gold demand in the short-run can be modulated with policy actions through interest rates, exchange rates, taxes and government spending, which constitute monetary and fiscal instruments.

Secondly, while buoyant gold demand suggests that there is substantial potential for augmenting savings for productive purposes, it also reflects continuing challenges in the financial system regarding the inadequate access for investors to the formal sector such as banks. Recognising this, monetary, fiscal and financial sector polices need to aim at improving access for people to the financial system while providing adequate incentives for financial savings in terms of three parameters: safety, return, and liquidity. For rural areas, bank deposits and postal deposits provide a complementary alternative to gold. However, bank deposits lack attractiveness in terms of the real returns offered. Thus, monetary and financial policy initiatives through interest rates, exchange rates and asset prices have to contend with the challenges of enticing banks to provide adequate real interest on retail deposits, particularly in rural areas. Liquidity of financial instruments is a major concern, since gold is a highly liquid instrument. Gold’s role in providing spot insurance against contingencies cannot be matched with any financial instrument. The liquidity of financial instruments can be enhanced by way of information technology enabled services by banks and innovative payment mechanisms, but these are by and large concentrated in urban and metropolitan regions. Thus, a need is felt for policy initiatives toward increasing the outreach of technology enabled services from banks to rural areas.

India: heart of gold | Strategic outlook

Thirdly, there are two major lessons for fiscal policy. One, the significant response of gold demand to personal income tax suggests that besides being a store of wealth, and adding protection in period of economic duress, gold also provides a “tax haven” for middle class households with a greater propensity for savings. Thus, a moderate and effective personal income tax regime may play an important role in the financial intermediation process and the evolution of gold demand in the long term. Two, economic and social uncertainties, which fuel gold demand despite robust economic growth, could be ameliorated through credible fiscal policy and enhanced government spending on provisions of social security and physical infrastructure. A liberal gold policy, leading to better pricing of gold in the domestic market, would be beneficial for consumers and for society as a whole. In addition, policies toward better financial intermediation need not be construed as strategies for weaning people away from gold. Price discovery through an efficient gold market would enable people to evaluate alternatives such as financial saving. At present, the domestic gold price is largely determined by the global price and exchange rate, with an arbitrage component vanishing due to the liberalisation of the gold trade. Thus, a sustainable policy approach is called for. Despite being the largest consumer, India is a price taker. Efforts should be made toward India’s active role in price discovery in the international gold market. Moreover, in the Indian context, even though other financial instruments are gaining prominence, gold will always have an edge over financial instruments in respect of convenience, transaction costs, and insurance against unforeseen events. Efforts should be made toward enhancing the access of people to services from the formal financial sector in order step up productive savings in the economy.

Summary

This study provides both analytical and empirical perspectives on India’s physical gold demand during the period 1980-2009. India’s gold demand function was estimated with respect to aggregate gold demand as well as for the fabrication and jewellery components. The demand function was specified in terms of real income, real gold price and a set of variables such as interest rates, equity prices, the exchange rate, personal income tax, and government spending, which have a connection with monetary, fiscal and financial sector policies.

Additionally, the impact of a favourable global gold supply environment was underpinned. Empirical results revealed that gold demand is not only price sensitive, but also significantly influenced by macroeconomic and financial variables. The model was also tested for stability and it was found positive to this aspect. The response of gold demand to these variables illustrates how gold serves as a saving instrument in the Indian context, even though other financial instruments are becoming prominent. Based on empirical results, policy perspectives were derived in the context of economic development goals. From the perspective of further research, there is a need to address the issue of how to further enhance the role of gold as a productive asset in India. Such work will have far reaching implications for policies relating to gold as well as the macroeconomic environment.

26_27

India: heart of gold | Strategic outlook

Strategic outlook: implications for gold demand

Centre for Monitoring Indian Economy (CMIE)1

The World Gold Council commissioned the Centre for Monitoring the Indian Economy (CMIE) to prepare a macro-economic forecast for the Indian economy with its implications for demand for gold in India.

In India, macro-economic statistics are published on a fiscal year ending 31 March. As a result, all the CMIE’s estimates and forecasts presented here are in terms of fiscal years (FY) ending 31 March. Official data is available mostly up to FY2009-10. Thus, the CMIE’s forecasts are from FY2010-11 through to FY2020-21.

While the effects of a business cycle and of agricultural supply shocks have been incorporated in the presentation of these year-on-year forecasts, the longer-term cumulative growth rates that can be derived from the yearly growth rates should be considered more reliable than the forecasts for individual years.

CMIE’s forecasts assume a stable macro-economic environment and a pace of policy changes that is consistent with the past trend of policy changes since FY1984-85. Since FY1984-85, the Indian economy has progressively moved towards a greater reliance on market forces, greater openness to foreign trade and investment, and greater regulation for systemic risk management. Policy changes have been consistent with this stance through governments of different political complexions and different coalition partners. The pace of reform has not been consistent, but the direction has been firmly in place for over a quarter of a century. CMIE expects these trends to continue.

In addition, CMIE’s forecasts assume that the world would not experience any large global shocks in the next decade. This is admittedly a simplistic assumption. There has not been a decade in the past century when some significant shock was not observed. However, these shocks cannot be predicted. For example, it was not possible to predict World War I, World War II, Bretton Woods, India’s Independence, the oil shock of the 1970s, September 11, globalisation, or the collapse of Lehman Brothers. According to CMIE, there is a good chance that we have one in store for the next decade, but it is not possible to forecast it.

1 The Centre for Monitoring Indian Economy (CMIE) is an independent economic think-tank headquartered in Mumbai, India.

Gold Time-tested asset featuring the India Post coin.

28_29

India poised for strong economic growth

According to CMIE, the combined impact of an increase in agriculture and sustained business cycle-led growth would see India’s annual real GDP grow at over 10% between 2010 and 2015. This growth is then expected to slow down to an average GDP growth rate of around 8.4% until 2020. CMIE forecasts India’s gross domestic product (GDP) at factor cost in real terms. The broad supply-side components are agriculture, industry and services (Chart 11). In each of these cases, the forecasts are derived using a detailed bottom-up approach. Each of these is explained briefly below.

CMIE assumes that there would be two rainfall shocks with respect to the Monsoon season in FY2012 and FY2018 over the 10 year period of the forecasts. These two years were randomly selected from the period, but the first and last years of the period were excluded from this random selection. It has been observed in the recent past that the volatility of annual agricultural incomes has been declining. This has been built into the forecast. More importantly, it is assumed that reforms would lead to a substantial increase in agricultural incomes in the second half of the decade. These reforms comprise a mix of land reforms, market reforms as well as a consequent increase in investment in the distribution of agricultural products.

The industrial sector is expected to undergo a fairly long and sustained increase in production in response to increased domestic consumption demand. The increased urbanisation and the rise in employment resulting from the sustained growth since FY2004-05 has contributed to a rise in domestic consumption demand. Business has responded to this growth in demand by increasing capacities at an accelerated pace. However, industrial capacity creation has been constrained by land acquisition problems. CMIE expects these problems to be solved slowly. The result will be a further increase in capacity and employment, which would fuel demand for some more time. Industry is expected to grow by between 10% and 12% per annum during FY2012-13 and FY2017-18. The current business cycle is expected to peak in FY2015-16 and last till FY2017-18.

A large part of the investments currently underway are in infrastructure projects. Nearly 40% of the investment is in the power generation and distribution sectors. Transportation and construction (including real estate development) are the next largest targets for new investments. They are likely to have a significant impact on the growth of the services sector.

Chart 11: India’s GDP vs. agriculture, industry and service (FY2000-FY2020e)

%																					%
12																					18
10																					12
8																					8
6																					4
4																					0
2																					-4
0																					-8
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	e2012	e2013	e2014	e2015	e2016	e2017	e2018	e2019	e2020

GDP (lhs) Agriculture (rhs) Industry (rhs) Service (rhs)

Notes: Year labels correspond to fiscal years (FY) ending 31 March. Gross domestic product (GDP) by economic activity at factor cost. Agriculture includes forestry and fishing. Service includes trade, hotels, transport, storage and communication; financing, insurance, real estate and business services; and community, social and personal services.

Source: CMIE

India: heart of gold | Strategic outlook

Robust real growth expected

India’s growth story since FY2004-05 has essentially been led by investment. After nearly 10 years of sluggish investment growth, the outlook turned for the better in FY2003-04. For five consecutive years real growth in investment was well into double-digits. The FY2008-09 global financial crises brought this growth to a temporary halt but Indian companies have started investing handsomely again.

Although the recovery in investment was mild in FY2009-10, CMIE expects robust double-digit real growth in investment over the next 6 years. This expectation is based on CMIE’s monitoring of the announcement and implementation of individual investment projects through its “CapEx” database. This growth is expected to be well spread over infrastructure and manufacturing and should consequently ensure a balanced growth in capacities. Companies, in general, are cash rich and in a position to fund a large part of this investment boom. The private investment boom hinges upon the growth in the domestic consumption economy. A large part of the growth story since FY2004-05 has been employment-generating growth. Government spending has also been targeted towards employment generation with its flagship scheme, the National Rural Employment Guarantee Scheme, proving successful in raising employment and wage rates.

The combination of private investment to build new capacities and government spending towards employment has raised wage rates and household income levels across the country, reflected in an increased consumption rate (Chart 12). This is supported by a substantial increase in consumerism in India. Net foreign trade plays a small role in India’s growth story. A large part of the consumption is from domestic production and correspondingly a large part of the domestic production is for local consumption. However, imports are dependent upon the business cycle. An increase in investment leads to an increase in the import of capital goods. As the investment cycle slows down after FY2016-17, import growth is also expected to follow. Government spending is forecast to grow at a marginally higher level than in the past as we assume that the current government would continue to fund social projects more aggressively than has been the convention for recent governments.

Chart 12: India’s final consumption expenditure vs. GDP by expenditure at market prices (FY2000-FY2020e)

%																					%
12																					20
10																					16
8																					12
6																					8
4																					4
2																					0
0																					-4
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	e2012	e2013	e2014	e2015	e2016	e2017	e2018	e2019	e2020

GDP by expenditure at market prices (lhs) Government final consumption expenditure (rhs) Private final consumption expenditure (rhs)

Source: CMIE

30_31

Inflationary pressure remains high

Using the consumer price index for industrial workers as the relevant measure of inflation, CMIE forecasts inflation to remain high during the coming years as this is expected to be a period of faster growth (Chart 13). The Indian government’s stance seems more favourable towards growth and therefore monetary policy than in the past and it is expected to intervene effectively only if inflation rises too high. The likelihood of such an eventuality is low, according to CMIE.

Rising incomes and savings levels

CMIE projects the savings rate of the Indian household sector will increase in the coming years as the incomes of households are expected to increase substantially. A proportion of this increased financial saving will be converted into physical forms of saving – principally, housing. Increases in employment and wages are also expected to push up demand for housing. Thus, CMIE also expects the share of physical savings2 as a proportion of total household savings to increase in the coming decade. Official statistics show a steady 30% saving rate for the household sector through most of the 2000s (Chart 14). CMIE believes that the household sector’s savings are higher based on their recent survey of a large random sample of 140,000 households. This research showed a savings rate of over 37%.

However, to ensure the internal consistency of the forecasts, CMIE have used the official historical data on savings. Savings data has been forecasted using a bottom-up approach for the three broad components of savings (Chart 15). Household sector savings were assumed to constitute a fixed proportion of household income. Predicted savings growth was then extracted from the household consumption growth model, estimated using a population forecast from the Census of India.

Private corporate savings are expected to increase substantially in the coming years. This growth tends to be very volatile, as is the growth in profits. Most of the variations in savings are caused by the rise and fall in corporate profits reflecting the business cycle. According to CMIE, public sector savings are not predictable. Therefore it is not possible to forecast the behaviour of the Indian government. CMIE have consequently restricted their forecasting to a simple arithmetic increase in public sector savings over the next decade.

Chart 13: Inflation* in India (FY2000 – FY2020e)

%
14
12
10
8
6
4
2
0
2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	e2012	e2013	e2014	e2015	e2016	e2017	e2018	e2019	e2020

* Consumer price index, YoY % change Source: CMIE.

2 Comprises gold, real estate, livestock, durables and non-gold jewellery, Handbook of statistics on Indian Economy, RBI 2009-2010.

India: heart of gold | Strategic outlook

Chart 14: Indian population vs. savings rate (2000-2020e)

Mn 1,350 1,300 1,250 1,200 1,150 1,100 1,050 1,000 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 e2012 e2013 e2014 e2015 e2016 e2017 e2018 e2019% 45 40 35 30 25 20 e2020

Population (lhs) Savings rate (rhs) Source: CMIE Chart 15: India’s savings in Rs bn by sector (FY2000 – FY2020e)

Rs bn 90,000 80,000 70,000 60,000 50,000 40,000 30,000 20,000 10,000 0 -10,000 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 e2012 e2013 e2014 e2015 e2016 e2017 e2018 e2019 e2020

Household sector Private corporate sector Public sector Source: CMIE 32_33

Sustained growth momentum

CMIE’s forecasts show that India’s growth momentum is expected to continue in the long term. India’s GDP is forecast to grow by 9.6% in FY2011-12. This growth is projected to accelerate to over 10% by FY2015 before gradually slowing down at around 8% until FY2020. Both industry and agriculture are expected to contribute in good measure to this growth. The World Gold Council believes that the implications of such a strong economy and the rise in personal savings are positive for the Indian gold market and for the global gold demand balance. India is the world’s largest consumer of gold and rising employment, wages and savings over the next decade in a country with a strong affinity to gold would stimulate significantly higher gold demand.

CMIE projections on demand for gold in India

Based on its macro economic projections for the Indian economy, data from the Indian Bureau of Mines, the Directorate General of Commercial Intelligence and Statistics as well as complementary additional sources including bullion banks, the CMIE estimates that private gold demand will grow at least at 3% per annum over the next ten years (Chart 16). Therefore, based on total Indian gold demand of about 900 tonnes for the fiscal year (FY) 2009-10 (production plus net imports which is lower than the total demand figure estimated for 2009-10 by GFMS), the CMIE expects gold demand to reach a conservative 1,200 tonnes by FY 2020-21.

The CMIE bases its projection on continuous and accelerated Indian growth, which is expected to substantially increase household incomes. The emerging demographic profile implies an increase in marriages in the middle of the next decade. This increase in marriages will be close to the peak of the business cycle and is expected to substantially increase the demand for gold in jewellery.

In addition, the CMIE expects a significant increase in the use of gold as an alternative investment. The launch of mutual funds and ETFs indicates that investment demand is likely to be significant as gold may be sold as an alternative diversification from Indian equities. However, savings invested in gold as a per cent of total savings are unlikely to increase because housing and real estate will remain the principal mode of physical savings. The growing level of urbanisation, higher income levels, tax breaks and cheap loans are expected to maintain high investment into real estate and it is expected to be the principal means of accumulating wealth in India in the next decade. The CMIE expects that while the global economy recovers and the Indian economy expands, local stock prices are likely to rise. Thus, gold as an investment instrument will face competition from equities. However, it is likely to increase its share in the portfolio of investments of households in response to the need to diversify and the expansion of the gold market as gold ownership reaches different segments of the population.

The share of investments in gold total savings

According to the data captured by CMIE through its direct household survey, the savings rate of the Indian household is likely to be closer to 50% rather than 35% as suggested by the official statistics. This means that gold investments as a per cent of total savings are about 36%.

The discrepancy between CMIE and official statistics could be explained by the substantial purchase of gold through the swapping of assets rather than from income. It is likely that investments into equities are diverted to buy gold, which may possibly not be fully captured by the official data.

More importantly, a large part of investment in gold is likely to result from the sale of land. The sale of land has been prevalent throughout rural India because of the building of roads, townships and other infrastructure projects. The purchase of gold is the most obvious investment that the rural population, who make a profit on land sales, will opt for. This swapping of assets, or unlocking of the value of assets, is most unlikely to be captured by the official statistics on income and savings. Real estate development is expected to continue to grow rapidly throughout the country. Most outgrowths of urban centres are being redeveloped (as are many buildings within cities such as of Mumbai). This is expected to continue to generate windfall liquidity for households, a substantial part of which will find its way into gold investment.

India: heart of gold | Strategic outlook

Chart 16: Indian gold demand and CMIE projection over the next 10 years1

Tonnes
1,400
1,300
1,200
1,000
900
800
700
600
500
400
2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020

Alternative sources2 Official data3 CMIE projection

1 Based on fiscal year estimates.

2 Includes bullion banks and World Gold Council.

3 Production plus net imports.

Source: Indian Bureau of Mines, the Directorate General of Commercial Intelligence & Statistics, bullion banks, World Gold Council

34_35

Contributors

Dr. Devdutt Pattanaik, is a mythologist based in India renowned for decoding sacred stories, symbols and rituals and reflecting on its relevance in modern times. He has written around 20 books, including Myth=Mithya: A Handbook of Hindu Mythology (Penguin, India) and Seven Secrets of Hindu Calendar Art (Westland). He is a renowned columnist, speaker and television personality.

Dr. R. Kannan is currently serving as Vice Chair of the “Solvency Subcommittee” of the International Association of Insurance Supervisors (IAIS). He is a member of the “Contract Subcommittee” and “Pension Subcommittee” of IAIS, as well as a member of the “Financial Risks Committee” of the International Actuarial Association. He served as the Chairman of the working group to draw a roadmap for moving towards IFRS for the insurance sector in India, and also joined as a Member (Actuary) with the Insurance Regulatory and Development Authority on 18 December 2006. Earlier, he was Principal Advisor for the Reserve Bank of India and was also the Head of the Department of Economic Analysis and Policy.

The Centre for Monitoring Indian Economy (CMIE) is India’s leading economic think-tank. It is a private company that was established in 1976. Over the past nearly 35 years, CMIE has built a reputation for being a reliable source for the most comprehensive information on Indian business and the economy. CMIE’s mission is to understand the dynamics of the Indian economy and to use this understanding to help its clients take informed decisions. Independence, integrity and reliability are the values most cherished by CMIE.

CMIE has built the largest integrated micro and macro database on the Indian economy from which the CMIE’s team of economists draw their data to decipher trends, and make forecasts. It builds its own forecasting models. CMIE is headquartered in Mumbai, and has offices in 22 locations in India. Mahesh Vyas is the CEO of CMIE, also an economic adviser to the Reserve Bank of India, a Director at Geojit Securities Limited, a Director at Soltrix India Private Limited, and a member of the Economic Think-Tank at the Bombay Chamber of Commerce & Industry.

The World Gold Council is the market development organisation for the gold industry. Working within the investment, jewellery and technology sectors, as well as engaging in government affairs, our purpose is to provide industry leadership, whilst stimulating and sustaining demand for gold.

We develop gold-backed solutions, services and markets, based on true market insight. As a result, we create structural shifts in demand for gold across key market sectors. We provide insights into the international gold markets, helping people to better understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society. Based in the UK, with operations in India, the Far East, Turkey, Europe and the USA, the World Gold Council is an association whose members include the world’s leading and most forward thinking gold mining companies.

Disclaimers

This report is published by the World Gold Council, 10 Old Bailey, London EC4M 7NG, United Kingdom. Copyright © 2011. All rights reserved. This report is the property of the World Gold Council and is protected by U.S. and international laws of copyright, trademark and other intellectual property laws. This report is provided solely for general information and educational purposes. The information in this report is based upon information generally available to the public from sources believed to be reliable. The World Gold Council does not undertake to update or advise of changes to the information in this report. Expression of opinion are those of the author and are subject to change without notice. The information in this report is provided on an “as is” basis. The World Gold Council makes no express or implied representation or warranty of any kind concerning the information in this report, including, without limitation, (i) any representation or warranty of merchantability or fitness for a particular purpose or use, or (ii) any representation or warranty as to accuracy, completeness, reliability or timeliness. Without limiting any of the foregoing, in no event will the World Gold Council or its affiliates be liable for any decision made or action taken in reliance on the information in this report and, in any event, the World Gold Council and its affiliates shall not be liable for any consequential, special, punitive, incidental, indirect or similar damages arising from, related or connected with this report, even if notified of the possibility of such damages.

No part of this report may be copied, reproduced, republished, sold, distributed, transmitted, circulated, modified, displayed or otherwise used for any purpose whatsoever, including, without limitation, as a basis for preparing derivative works, without the prior written authorisation of the World Gold Council. To request such authorisation, contact research@gold.org. In no event may World Gold Council trademarks, artwork or other proprietary elements in this report be reproduced separately from the textual content associated with them; use of these may be requested from info@gold.org. This report is not, and should not be construed as, an offer to buy or sell, or as a solicitation of an offer to buy or sell, gold, any gold related products or any other products, securities or investments. This report does not, and should not be construed as acting to, sponsor, advocate, endorse or promote gold, any gold related products or any other products, securities or investments.

This report does not purport to make any recommendations or provide any investment or other advice with respect to the purchase, sale or other disposition of gold, any gold related products or any other products, securities or investments, including, without limitation, any advice to the effect that any gold related transaction is appropriate for any investment objective or financial situation of a prospective investor. A decision to invest in gold, any gold related products or any other products, securities or investments should not be made in reliance on any of the statements in this report. Before making any investment decision, prospective investors should seek advice from their financial advisers, take into account their individual financial needs and circumstances and carefully consider the risks associated with such investment decision.

India: heart of gold | Strategic outlook

The printer is accredited to

ISO14001 environmental standard.

I023201105

World Gold Council

10 Old Bailey, London EC4M 7NG

United Kingdom

T +44 20 7826 4700

F +44 20 7826 4799

W www.gold.org

Published: May 2011

First issued: May 17, 2011. This Free Writing Prospectus is being filed in reliance on Rule 164(b).

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.